UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15b - 16 of
The Securities Exchange Act of 1934

For the month of February 2005

AUSTRAL PACIFIC ENERGY LTD.
(Translation of registrant's name into English)

Austral Pacific House, 284, Karori Rd, Wellington 6033 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F   ___X____     Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ___X____ No _______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

 0-29344

SUBMITTED HEREWITH

Exhibits

99.1	NEWS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Austral Pacific Energy Ltd.
(Registrant)

Date: February 8th, 2005	By:	/s/ David Newman

(Signature)

David Newman
Director

Austral Carried in US$6 Million Farm-Out

Wellington, New Zealand –February 3 2005 -- /PRNewswire/--Austral Pacific Energy Ltd. (TSXV and NZSX: APX; OTCBB: APXYF).

Papua New Guinea: PPL 235

Austral Pacific has now entered into a formal agreement with Rift Oil PLC (a UK company) whereby Rift will contribute the first US$6M of expenditure on the Douglas-1 exploration well in Papua New Guinea (PNG). In return, Rift will earn a 65% interest in Petroleum Prospecting License 235 in PNG's Foreland Basin. Austral Pacific will continue as operator of the joint venture with a 35% interest in Douglas-1 and the PPL 235 license.

CEO Dave Bennett said "We are delighted to have finalized this agreement, which ensures the drilling of the highly prospective Douglas-1 well this year. The Douglas Prospect is situated in a lightly explored area of the foreland basin, where earlier wells have clearly demonstrated that oil and gas is generated”.

 The Douglas Prospect is mapped as covering an area of some 15,000 acres (60 sq km), with PPL 235 incorporating this and several other identified drilling targets within a total area of 720,000 acres ( 2,900sq km).  Success at Douglas-1 will enhance the likelihood for further discoveries within the license area.

New Zealand

Cardiff

The Cardiff-2B deviation well is now being kicked off past a cement plug in the Cardiff-2A sidetrack at a depth of 3950m (13,000 feet).

The Cardiff-2A sidetrack drilled to a depth of 4072m (13,360 feet) within the upper part of the Kapuni Formation, with hydrocarbon indications similar to those at equivalent depths in Cardiff-2, before drilling complications led to the plugging back of the Cardiff-2A wellbore. It is anticipated that Cardiff-2B will reach its target depth near 4,900m (16,000 feet) later in February and will be completed for testing.

Cheal

At the nearby Cheal oil field, Jet Pump Production Test #1 (JPPT#1) in the Mt Messenger pay zone in the Cheal-A4 well has now been completed. Over a 10 day interval of near continuous production during January, the well flowed in a stable manner, and produced a total of approximately 3,000 barrels of oil and 1,500,000 cubic feet of gas.

A larger down-hole jet pump nozzle is now being evaluated, and Jet-Pump Production Test #2 (JPPT#2) is presently in progress.

During the first three days of JPPT#2, the well has averaged rates approximately 40% higher than during JPPT#1. Following completion of JPPT #2, a third nozzle size will be evaluated, then testing will be conducted in a similar manner on the shallower Urenui oil pay in this well. Production testing will then be conducted on both pay zones together. A similar testing program will then be conducted on Cheal-A3X, which has previously flowed unassisted at rates averaging 300 barrels of oil per day.

Corporate

Of the 2 million New Zealand tradeable warrants issued in January 2004, only 15,500 remain unexercised and have now been cancelled.

CONTACT: Investor Relations: tel: 1 800 3043631 USA/Canada

+644 476 2529 New Zealand

Web site: www.austral-pacific.com
Email: ir@austral-pacific.com

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release that address future production, reserve potential or exploration drilling, are forward-looking statements. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.